Exhibit 99.1

Olink announces participation in November investor events

UPPSALA, Sweden, November 5, 2021 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced that it will be participating in two investor events in November.

Olink virtual investor day with proteomics KOLs

On November 15th, 2021, from 12:30pm to 3:30pm ET (6:30pm to 9:30pm CET), Olink will host a virtual investor day, providing direct access to key opinion leaders from leading universities and BioPharma companies, discussing exciting research projects where Olink is a proud contributor, while also providing an overview of Olink’s commercial plans.

Nordic Post IPO Seminar 2021

Oskar Hjelm, CFO, will participate in the Nordic Post IPO Seminar 2021, on November 24th, from 4:00am to 4:45am ET (10:00am to 10:45 am CET) hosted by Handelsbanken Capital Markets.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

Olink IR Contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Olink Media Contact

Andrea Prander

Corporate Communications Manager

Mobile: + 46 768 775 275

andrea.prander@olink.com